Exhibit 99.15

ZenaTech’s ZenaDrone Advances Defense Drone Portfolio with Initial IQ Sphere Prototype for Autonomous GPS-Denied Inspections, Surveillance and Reconnaissance Missions

Soccer ball-sized autonomous drone part of IQ Series, designed for dual-use applications including industrial inspection, public safety and critical infrastructure.

Vancouver, British Columbia, (July 07, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces its ZenaDrone subsidiary has commenced prototype development of the IQ Sphere, a soccer ball-sized autonomous platform designed for defense applications including ISR (Inspection, Surveillance and Reconnaissance) and remote interaction in GPS-denied and confined environments. The platform is designed to provide real-time intelligence and situational awareness to enhance force protection during building clearance, tunnel exploration, ship boarding, and other high-risk missions. Expected commercial applications include pipeline and underground utility inspection, critical infrastructure security, underground mine inspection, and hazardous industrial operations.

"Autonomous systems are transforming how defense forces and critical infrastructure operators’ approach some of their most challenging missions," said Shaun Passley, Ph.D., CEO of ZenaTech. "Whether it's navigating pipelines, inspecting hazardous infrastructure, or operating in GPS-denied environments, there is growing demand for intelligent systems that can keep people out of harm's way while delivering real-time data and situational awareness. The IQ Sphere is another important step in our expanding portfolio of autonomous solutions and dual-use technologies development to address evolving defense, public safety and commercial needs.”

Approximately the size of a soccer ball and weighing between five and six kilograms, the IQ Sphere features a lightweight protective spherical frame and a modular architecture designed for autonomous operation in confined and GPS-denied environments. The platform is intended to provide operators with enhanced situational awareness and remote inspection capabilities while serving as a foundation for future autonomous and robotic functionality. Designed with both defense and dual-use commercial applications in mind, the IQ Sphere is being developed as a next-generation autonomous platform for operating safely in complex and hazardous environments.

The IQ Sphere expands ZenaDrone's growing IQ family of autonomous systems at the development, testing or pilot stage. This includes the IQ Nano for indoor inventory management and security, IQ Square for outdoor line-of-site inspections, the IQ Quad purpose-build for land surveying, IQ Aqua autonomous underwater drone, and the IQ Glider maritime launch and refueling platform for aerial inspection and defense applications. These platforms along with the ZenaDrone 1000 and the company’s counter-UAS interceptor drones and defense platform are being developed to deliver autonomous intelligence, inspection, and mission capabilities across air, land, and maritime environments.

The Company expects the IQ Sphere prototype testing to begin over the coming weeks and will provide updates as future developmental milestones are achieved.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square, IQ Quad, IQ Aqua, IQ Nano, ZenaDrone 2000, IQ Glider, and Interceptor P-1; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.